Schedule 14D-9
                                 (Rule 14d-101)
                     Solicitation/Recommendation Statement
                         Under Section 14(d) (4) of the

                        Securities Exchange Act of 1934

                          Unigraphics Solutions, Inc.
                           (Name of Subject Company)

                          Unigraphics Solutions, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   904928108
                     (CUSIP Number of Class of Securities)

                               Anthony J. Affuso
                     President and Chief Executive Officer
                               10824 Hope Street
                           Cypress, California 90630
                           Telephone: (714) 952-0311
                  Name, address and telephone number of person
                        authorized to receive notice and
            communications on behalf of the person filing statement

                                With copies to:

         J. Randall Walti                          R. Randall Wang
    Unigrahics Solutions, Inc.                      Bryan Cave LLP
        10824 Hope Street                One Metropolitan Square, Suite 3600
    Cypress, California 90630                 St. Louis, Missouri 63102
    Telephone: (714) 952-0311                 Telephone: (314) 259-2000


/x/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.